Exhibit 99.4

CONSENT OF QUALIFIED PERSON

April 7, 2015

I, Jason Cox, P.Eng., do hereby consent to the public filing of the report titled "Technical Report on the Turmalina Mine, Minas Gerais State, Brazil" (the Technical Report), prepared for Jaguar Mining Inc. and dated March 27, 2015, and extracts from, or the summary of, the Technical Report in the press release of Jaguar Mining Inc. dated March 25, 2015 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) "Jason Cox"

Jason Cox, P.Eng.

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